Exhibit 99.1

Ellomay Capital Announces Grant of a Conditional License to the Manara Cliff Pumped Storage Project

Tel-Aviv, Israel, August 31, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced the execution by the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Minister”) of a conditional license to Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS” and the “Conditional License,” respectively). The Company indirectly owns 75% of Ellomay PS. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340MW.

The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant).

Mr. Ran Fridrich, CEO and a board member of Ellomay commented: “We are pleased with this progress in our Manara Cliff pumped storage project. Obtaining the conditional license marks a substantial milestone in the continued development of the Manara Cliff pumped storage project, which is expected to be highly complex and is currently in its early stages.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain ; and

•	Approximately 9.4% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the construction of the power plant by Ellomay PS and the obtaining of financing. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com